

June 22, 2010

Mr. Gene S. Bertcher
Chief Financial Officer
New Concept Energy, Inc.
1755 Wittington Place, Suite 340
Dallas, Texas 75234

> **Re:** **New Concept Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 17, 2010**
> **Response letter dated May 21, 2010**
> **File No. 000-08187**

Dear Mr. Bertcher:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. Please number all pages in your filing when amending your report.

Properties

2. We have read your response to prior comment 4, noting that you did not provide all of the required information in the proposed amendment: Please further expand your disclosure to describe progress made during each year to convert proved undeveloped reserves to proved developed reserves to comply with Item 1203(c) of Regulation S-K. In addition, as proved undeveloped reserves should generally be developed within five years of initially booking them as proved, to qualify as proved reserves, please tell us how you plan to accomplish this.

Management's Discussion and Analysis

Critical Accounting Policies

Oil and Gas Property Accounting

3.   We have read your response to prior comment 1, regarding your application of the ceiling
        test under the full cost rules. Please further revise your disclosure to clarify your
        handling of unproved property costs in determining the ceiling, with details sufficient to
        understand how your approach compares to that described in points (B) and (C) of Rule
        4-10(c)(4)(i) of Regulation S-X. The ceiling must include discounted future cash flows
        associated with proved reserves, costs of unproved properties subject to amortization,
        costs of unproved properties not subject to amortization, and the related tax amounts. As
        presently stated, your accounting policy does not conform with the ceiling test
        requirements.

        The disclosure that you have proposed for this section and the corresponding accounting
        policy note in your financial statements includes many statements that are not consistent
        with the full cost rules. For example, you indicate that your policy only applies to costs
        associated with *reserves* rather than all property costs, you indicate that your ceiling is
        only being compared to *evaluated* oil and natural gas property costs rather than all
        property costs, and you indicate that you do not regard unevaluated property costs as part
        of the full cost pool.

        The general expectation is that when impairment of unproved properties is found to have
        occurred, that portion of total unproved property costs not subject to amortization and
        representing the impairment would become part of the costs of unproved properties
        which are subject to amortization, without differentiation based on the type of unproved
        property costs, i.e. we do not regard as appropriate your policy of treating drilling and
        leasehold costs differently in this exercise. Please also understand that the cost of
        unproved properties that are *not* subject to amortization and the costs of unproved
        properties that are subject to amortization are both part of the full cost pool, along with
        costs of proved properties.

        Please further revise your accounting and disclosure as necessary to comply with the
        requirements of Rule 4-10(c) of Regulation S-X.

4.   Please further expand your disclosure to clarify that the full cost ceiling test is computed
        for each cost center and on a quarterly basis to comply with Rule 4-10(c)(4)(i) of
        Regulation S-X.

Financial Statements

Note P – Supplemental Financial Information on Oil and Natural Gas Exploration,

Development and Production Activities, page 58

5.   We have read your response to prior comment 9, noting that you did not identify and discuss important economic factors and uncertainties affecting reserves. Please refer to FASB ASC paragraph 932-235-50-10 for guidance.

6.   The disclosure you proposed in response to prior comment 9 includes an estimate of reserves for undeveloped properties as of December 31, 2008 which if added to your estimate of reserves for developed properties does not agree with the figure your report for total reserves as of that date. Please resolve this inconsistency.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Controls and Procedures, page 14

7.   We note your officers concluded that your disclosure controls and procedures were "…effective in timely alerting them to material information relating to the Company…which is required to be included in the Company's periodic SEC filings." This representation implies a limitation on the scope of your conclusion as it does not address other aspects of the definition.

If you are going to include a representation about *how* the disclosure controls and procedures are effective, rather than conclude only on whether they were effective or not effective, then you should use the appropriate language, as expressed in Rule 13a-15(e) of Regulation 13A, i.e. "…controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms."

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551-3476, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions."

Sincerely,

Karl Hiller
Branch Chief